FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Notice dated March 27, 2020 regarding ratings information

Item 1

Banco Santander, S.A. (“Santander” or “the Bank”), pursuant to the provisions of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby announces the following:

INSIDE INFORMATION

Santander hereby announces that on March 27 2020 Fitch Ratings has confirmed Santander’s long-term and deposit rating at A-/F2. The outlook has been reviewed from stable to negative in light of the economic consequences that the coronavirus crisis may have in the medium term on the rating.

Additionally, following the change of criteria the ratings of the Bank have been revised by Fitch Ratings as detailed below:

▪	Subordinated debt (T2)	BBB from BBB+
▪	Preferred (AT1)	BB+ from BB

Boadilla del Monte (Madrid), 27 March 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	March 27, 2020	By:	/s/ José García Cantera
			Name:	José García Cantera
			Title:	Chief Financial Officer